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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                               (Amendment No. 3)


                clickNsettle.com, Inc. (formerly NAM Corporation)
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                                (Name of Issuer)

                          Common Stock, $.001 Par Value
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                         (Title of Class of Securities)

                                   18682E-106
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                                 (CUSIP Number)

                             Robert S. Matlin, Esq.
                     Akin, Gump, Strauss, Hauer & Feld, LLP
                         590 Madison Avenue, 20th Floor
                            New York, New York 10022
                                 (212) 872-8090
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 18, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


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                                  SCHEDULE 13D

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CUSIP No. 18682E-106                                          Page 2 of 5 Pages
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          NAME OF REPORTING PERSONS
               Roy Israel

    1     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |X| (b) |_|
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    3     SEC USE ONLY
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          SOURCE OF FUNDS*
    4          PF

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          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5     TO ITEMS 2(d) OR 2(e)                 |_|

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          CITIZENSHIP OR PLACE OF ORGANIZATION
    6          United States

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              NUMBER OF                       SOLE VOTING POWER
               SHARES               7         1,143,236 shares     (see Item 5)
            BENEFICIALLY            -------------------------------------------
              OWNED BY                        SHARED VOTING POWER
                EACH                8         -0-
              REPORTING             -------------------------------------------
             PERSON WITH                      SOLE DISPOSITIVE POWER
                                    9         1,143,236 shares     (see Item 5)
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                                              SHARED DISPOSITIVE POWER
                                   10         -0-

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          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11     1,465,236 shares      (see Item 5)

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          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   12     (see Item 5)                                                   |X|

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          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13     31.6%

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          TYPE OF REPORTING PERSON*
   14          IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

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CUSIP No. 18682E-106                                          Page 3 of 5 Pages
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          NAME OF REPORTING PERSONS
               Carla Iarael

    1     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |X| (b) |_|
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    3     SEC USE ONLY
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          SOURCE OF FUNDS*
    4          PF

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          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5     TO ITEMS 2(d) OR 2(e)                 |_|

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          CITIZENSHIP OR PLACE OF ORGANIZATION
    6          United States

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              NUMBER OF                       SOLE VOTING POWER
               SHARES               7         61,903 shares     (see Item 5)
            BENEFICIALLY            -------------------------------------------
              OWNED BY                        SHARED VOTING POWER
                EACH                8         -0-
              REPORTING             -------------------------------------------
             PERSON WITH                      SOLE DISPOSITIVE POWER
                                    9         61,903 shares     (see Item 5)
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                                              SHARED DISPOSITIVE POWER
                                   10         -0-

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          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11     107,403 shares      (see Item 5)

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          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   12     (see Item 5)                                                   |X|

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          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13     2.5%

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          TYPE OF REPORTING PERSON*
   14          IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                                             Page 4 of 5 Pages
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Explanatory Note

         The purpose of this amendment is to update certain information contained in Items 3 and 5.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Israel acquired 1,135,236 shares of Common Stock as a founding shareholder. On December 28, 1998, Mr. Israel purchased 2,000 shares of Common Stock, at a price of $1.0625 per share. On December 31, 1998, Mr. Israel purchased 1,000 shares of Common Stock, at a price of $1.125 per share. On January 7, 1999, Mr. Israel purchased 5,000 shares of Common Stock, at a price of $1.375 per share. All purchases were made from Mr. Israel's personal funds. Mr. Israel has the option, granted to him under the Company's Amended and Restated 1996 Stock Option Plan (the "Plan"), to purchase 60,000 shares of Common Stock at exercise prices ranging from $1.79 to $2.25 per share. 30,000 of such options vested on September 18, 1998 and 30,000 of such options vested on September 18, 1999. Mr. Israel was also granted an option under the Plan to purchase 210,000 shares of Common Stock at exercise prices ranging from $1.375 to $1.5125. 105,000 of such options vested on November 18, 1999 and 105,000 options vested on November 18, 2000. Additionally, Mr. Israel was granted an option to purchase 90,000 shares of Common Stock under the Plan at exercise prices ranging from $5.125 to $5.638 of which 45,000 options will vest on December 17, 2000 and 45,000 options will vest on December 17, 2001. Mr. Israel was also granted an option to purchase 85,000 shares of Common Stock under the Plan at exercise prices ranging from $1.438 to $1.582 of which 42,500 options will vest on November 13, 2001 and 42,500 options will vest on November 13, 2002. Mr. Israel acquired, out of personal funds, warrants, at $0.125 each, to purchase 5,000 shares of Common Stock on December 31, 1998 and warrants, at $0.187 each, to purchase 2,000 shares of Common Stock on January 7, 1999. All of such warrants are currently exercisable.

         The source and the amount of funds or other consideration used by Mrs. Israel to acquire 61,903 shares of Common Stock were personal funds. Mrs. Israel received options to purchase 35,500 shares of Common Stock on November 18, 1998 at an exercise price of $1.375 per share. 17,750 of these options vested on November 18, 1999 and the remaining 17,750 options vested on November 18, 2000. Additionally, Mrs. Israel was granted 20,000 options under the Plan at an exercise price of $5.125 of which 10,000 options will vest on December 17, 2000 and 10,000 options will vest on December 17, 2001.

Item 5.  Interest in Securities of the Issuer

         A. (i) Mr. Israel has beneficial ownership of 1,465,236 shares of Common Stock, or 31.6% of the outstanding Common Stock. 1,143,236 shares are owned directly by Mr. Israel. Mr. Israel owns options to purchase 315,000 shares of Common Stock and warrants to purchase 7,000 shares of Common Stock each of which are currently exercisable or will be exercisable within 60 days. In addition, Mr. Israel is an indirect beneficial owner of 107,403 shares owned by Mrs. Israel. If the shares which Mr. Israel indirectly owns are included, Mr. Israel has beneficial ownership of 1,572,639 shares or 33.6% of the outstanding. Mr. Israel disclaims beneficial ownership for the shares owned by Mrs. Israel. Mr. Israel also holds options to purchase 130,000 shares of Common Stock. Such options are not currently exercisable nor will they be exercisable within 60 days.

            (ii) Mr. Israel has the sole right to vote 1,143,236 shares of Common Stock.

            (iii) Mr. Israel has not effected any transactions in the securities reported on during the past 60 days.

            (iv) Mr. Israel does not know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock.

            (v)   Not applicable.

         B. (i) Mrs. Israel has beneficial ownership of 107,403 shares of Common Stock or 2.5% of the outstanding Common Stock. 61,903 shares of Common Stock are owned directly by Mrs. Israel. Mrs. Israel owns options to purchase 45,500 shares of Common Stock which are currently exercisable or will be exercisable within 60 days. Mrs. Israel also owns options to purchase 10,000 shares of Common Stock which are not currently exercisable nor will they be exercisable within 60 days. In addition, Mrs. Israel is an indirect beneficial owner of 1,465,236 shares of Common Stock owned by Mr. Israel. Mrs. Israel disclaims beneficial ownership for shares owned by Mr. Israel.

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                                                             Page 5 of 5 Pages
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            (ii)  Mrs. Israel has the sole right to vote 61,903 shares of Common
                  Stock.

            (iii) Mrs. Israel has not effected any transactions in the securities reported on during the past 60 days.

            (iv) Mrs. Israel does not know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

            (v)   Not applicable.



Item 7.  Material to Be Filed as Exhibits

         Exhibit A - Letter Agreement of Carla Israel*
         Exhibit B - Series A Preferred Stock Voting Agreements**
         Exhibit C - Voting Agreement dated May 10, 2000**
         Exhibit D - Stock Purchase Agreement dated May 10, 2000***

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          November 20, 2000

                                          /S/ ROY ISRAEL
                                          --------------
                                          Roy Israel

                                          November 20, 2000

                                          /s/ Carla Israel
                                          ----------------
                                          Carla Israel

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* Incorporated by reference to the original filing by Mr. Israel on Form 13D, dated September 29, 1998.

** Incorporated by reference to Amendment 2 filed by Mr. Israel on Form 13D, dated May 10, 2000.

*** Incorporated herein in its entirety by reference to the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 17, 2000.